■ Pepco Holdings, Inc.

NEWS RELEASE

701 Ninth Street NW
Washington, DC 20068
Media Relations: 202-872-2680
www.pepcoholdings.com
NYSE: POM

For Immediate Release
January 29, 2004

Media Contact: Robert Dobkin
(202) 872-2680
Investors: Ernie Bourscheid
(202) 872-2797

Pepco Holdings To Sell Interest in Starpower

Pepco Holdings, Inc. (NYSE: POM) today announced plans to sell its 50 percent interest in Starpower Communications, LLC. Starpower, which provides cable and telecommunications services to households in the Washington, D.C. area, is a joint venture between Pepco Communications, L.L.C. and RCN Corp.

PHI President and Chief Executive Officer Dennis R. Wraase said the decision to sell the interest in Starpower is part of "an ongoing effort to redirect PHI investments to focus on energy related businesses."

Because of the distressed telecommunications market and changed expectations of Starpower's future performance, PHI expects to writedown its investment in Starpower to its fair market value. PHI currently anticipates that the writedown will be a significant portion of the book value which was approximately $141 million as of Sept. 30, 2003.   PHI is in the process of determining the amount of the writedown. The writedown will result in a noncash charge to PHI's consolidated earnings for the fourth quarter of 2003.

PHI cannot predict whether or when its efforts to sell its interest in Starpower will be successful or whether it will be able to realize the fair market value of the investment. Pending the completion of the sale, Pepco Communications will continue to fulfill its obligation to Starpower under its agreements with RCN.

About PHI: Pepco Holdings, Inc. is a diversified energy company with headquarters in Washington, D.C. Its principal operations consist of Pepco and Conectiv Power Delivery, which deliver 50,000 gigawatt-hours of power to more than 1.8 million customers in Washington, Delaware, Maryland, New Jersey and Virginia. PHI engages in regulated utility operations by delivering electricity and natural gas, and provides competitive energy and energy products and services to residential and commercial customers.

Forward-Looking Statements: Except for historical statements and discussions, the statements in this news release constitute "forward-looking statements" within the meaning of federal securities law. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the company's control. Factors that could cause actual results to differ materially from those in the forward-looking statements herein include general economic, business and financing conditions; availability and cost of capital; changes in laws, regulations or regulatory policies; weather conditions; competition; governmental actions; and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. PHI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results and prospects of PHI.

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